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                                                               Exhibit 12

                                     CONSOLIDATED FREIGHTWAYS, INC.
                          COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                Three Months Ended
                                      March 31,                                      Year Ended December 31,
                                1996         1995             1995          1994            1993          1992        1991

                                                                 (Dollars in thousands)
Fixed Charges:
 Interest Expense         $     9,904    $     7,201     $   34,325      $   27,945      $  30,333     $  38,893     $ 46,703
 Capitalized Interest             539            175          1,092           1,042          1,224           543        1,703
 Preferred Dividends            3,160          3,206         12,419          12,475         12,551        12,618       12,691
Total Interest                 13,603         10,582         47,836          41,462         44,108        52,054       61,097

Interest Component of
  Rental Expense               18,091         17,740         73,004          62,304         57,585        55,773       58,052

Total Fixed Charges            31,694         28,322        120,840         103,766        101,693       107,827      119,149
Less:
 Capitalized Interest             539            175          1,092           1,042          1,224           543        1,703
 Preferred Dividends            3,160          3,206         12,419          12,475         12,551        12,618       12,691
  Net Fixed Charges        $   27,995     $   24,941      $ 107,329       $  90,249      $  87,918     $  94,666    $ 104,755

Earnings:
 Income (Loss)
   Before Income Taxes     $      543     $   44,751      $ 110,873       $ 111,920      $  91,441     $ (10,733)   $ (43,337)
 Add: Net Fixed
  Charges                      27,995         24,941        107,329          90,249         87,918        94,666      104,755
  Total Earnings           $   28,538     $   69,692      $ 218,202       $ 202,169      $ 179,359     $  83,933    $  61,418

Ratio of Earnings to
 Fixed Charges:
   Total Earnings          $   28,538     $   69,692      $ 218,202       $ 202,169      $ 179,359     $  83,933     $  61,418
   Fixed Charges (1)           31,694         28,322        120,840         103,766        101,693       107,827       119,149

   Ratio                          0.9 x(2)       2.5 x          1.8 x           1.9 x          1.8 x        0.8 x(2)   0.5 x(2)

(1) Fixed Charges represent interest on capital leases and short-term and long-term debt, capitalized interest, dividends on shares of the Series B Cumulative Convertible Preferred Stock used to pay debt service on notes issued by the Company's Thrift and Stock Plan and the applicable portion of the consolidated rent expense which approximates the interest portion of lease payments.
(2) Earnings were inadequate to cover fixed charges for the periods shown; the deficiency was $3.2 million for the three months ended March 31, 1996 and $23.9 million and $57.7 million for the years ended December 31, 1992 and 1991, respectively.


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